555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

LATHAM&WATKINS LLP


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FIRM / AFFILIATE OFFICES
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06015558



July 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
**Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")**



Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – Announcement of £ 2m purchase of Tarsier runway debris detection system by Dubai International Airport, dated July 17, 2006
- Regulatory Announcement – Purchase of ordinary shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated July 12, 2006
- Press Release, dated June 23, 2006
- Regulatory Announcement – Announcement of S.198 Notification, dated June 13, 2006
- Regulatory Announcement – Purchase of ordinary shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated June 12, 2006
- Form 88(2)—Return of Allotment of Shares (Ordinary), dated June 9, 2006
- Board Recommendation of Dividend Payment, dated June 7, 2006

7/28

- Regulatory Announcement – Audited Preliminary Results for the year ended 31 March 2006, dated June 7, 2006

- Form 88(2)—Return of Allotment of Shares (Ordinary), dated February 15, 2006

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2367.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Michael J. Kehoe
of LATHAM & WATKINS LLP

Enclosures

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Tarsier system sale |
| **Released** | 11:27 17-Jul-06 |
| **Number** | 2817G |


SEC MAIL PROCESSING
RECEIVED
JUL 26 2006
WASH, D.C. SECTION
156

RNS Number:2817G
QinetiQ Group plc
17 July 2006

QinetiQ announces £2m purchase of Tarsier runway debris detection system by Dubai International Airport

QinetiQ's Tarsier runway debris detection radar system has been purchased by Dubai International Airport. Tarsier can detect small items of potentially dangerous debris on airport runways.

The President of the Government of Dubai's Department of Civil Aviation and Chairman of Emirates Group, His Highness Sheikh Ahmed bin Saeed Al Maktoum today signed an agreement with QinetiQ's Chief Executive Officer, Graham Love, at the Farnborough International Airshow for the purchase of a £2 million Tarsier system.

Tarsier was successfully trialled at Dubai last November (2005) and a system covering both of the airport's runways is now expected be installed later this year. The announcement of the deal follows the first permanent installation of a Tarsier system, which was successfully completed at Vancouver International Airport recently.



END

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 09:28 12-Jul-06 |
| **Number** | 0651G |

RNS Number:0651G
QinetiQ Group plc
12 July 2006

QinetiQ Group plc
11 July 2006

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 11 July 2006 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 10 July 2006 held through the Trustee:

| | Number of Shares acquired * | Aggregate number of Shares held beneficially following acquisition (across all accounts) |
|---|---|---|
| Directors | | |
| Doug Webb | 99 | 616,696 |
| Persons Discharging Managerial Responsibility | | |
| Lynton Boardman | 79 | 855,405 |
| Andrew Sleigh | 99 | 2,785,597 |

* The Number of Shares acquired includes 74 Partnership Shares (except for Lynton Boardman which includes 59 Partnership Shares) acquired at 170 pence and 25 Matching Shares (except for Lynton Boardman which includes 20 Matching Shares) awarded at 170 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.
Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".
At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Lynton Boardman
Company Secretary
11 July 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

QinetiQ Group plc
23 June 2006

QinetiQ appoints US CEO

QinetiQ, the international defence and security technology company, is pleased to announce the appointment of Duane P. Andrews as chief executive officer of its North American operations, with effect from 22 June 2006.

Andrews was until recently chief operating officer at Science Applications International Corporation (SAIC), the $7.8bn Fortune 500 research and engineering company. He has built a distinguished career in defence and security both within the US government and in the private sector. Prior to joining SAIC in 1993, he was the US Department of Defense's (DOD) Assistant Secretary of Defense for Command, Control, Communications and Intelligence. He has also served on various US national security advisory groups and was a professional staff member with the House of Representatives' Permanent Select Committee on Intelligence.

Commenting on the appointment, QinetiQ's chief executive Graham Love said: "I am delighted to welcome to QinetiQ someone of Duane Andrews' extraordinary calibre. His extensive experience of developing business with the US government will be invaluable as he implements QinetiQ's growth strategy, working with our existing US companies and exploring further acquisitions potential."

Duane Andrews said: "I am very much looking forward to leading QinetiQ's North American business. The technology areas within which QinetiQ's companies operate in the US are growing strongly, and I am excited at the prospect of building significantly on the growth which QinetiQ has already achieved here."

Graham Love warmly acknowledged the contribution of Phil Odeen, who is stepping down from his role as CEO of QinetiQ North America: "Phil Odeen has provided great leadership to QinetiQ North America in the last year, and I am very pleased that he will continue to work with us in an advisory capacity."

END

**For further information, please contact:**
**QinetiQ press office**
**Nicky Louth-Davies**
**Tel: +44 (0) 1252 392809**
**Email: nldavies@QinetiQ.com**

# Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | S198 Notification |
| **Released** | 11:02 13-Jun-06 |
| **Number** | 4794E |

RNS Number:4794E
QinetiQ Group plc
13 June 2006

QinetiQ Group plc
13 June 2006

QinetiQ Group plc

ANNOUNCEMENT OF S.198 NOTIFICATION

QinetiQ Group plc (the "Company") announces, in accordance with Listing Rule 9.6.7, that the Company was notified on 12 June 2006 that Lansdowne Partners Limited Partnership, as at 7 June 2006, had an interest in 52,842,766 ordinary shares of the Company. This represents 8.12 % of the issued share capital of the Company.

Lynton Boardman
General Counsel & Company Secretary
13 June 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:51 12-Jun-06 |
| **Number** | 4491E |

RNS Number:4491E
QinetiQ Group plc
12 June 2006

QinetiQ Group plc
12 June 2006

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 12 June 2006 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 9 June 2006 held through the Trustee:

| | Number of Shares acquired * | Aggregate number of Shares held beneficially following acquisition (across all accounts) |
|---|---|---|
| Directors | | |
| Doug Webb | 100 | 616,597 |
| Persons Discharging Managerial Responsibility | | |
| Lynton Boardman | 80 | 855,326 |
| Andrew Sleigh | 100 | 2,785,498 |

* The Number of Shares acquired includes 75 Partnership Shares (except for Lynton Boardman which includes 60 Partnership Shares) acquired at 167 pence and 25 Matching Shares (except for Lynton Boardman which includes 20 Matching Shares) awarded at 167 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Lynton Boardman
Company Secretary
12 June 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 04586941

**Company name in full** QinetIQ Group Plc

---

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 09 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 43180 | | |
| Nominal value of each share | 1 pence | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 1.67 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Lloyds TSB Registrars Corporate Nominees Limited Designation AESOP 1<br>Address<br>Highdown House<br>Yeoman Way<br>Worthing<br>West Sussex<br>UK Postcode | Class of shares allotted<br>Ordinary | Number allotted<br>43180 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

igned [signature] Date 22nd June 2006

*A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~* *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the ɹrson Companies House should ɲntact if there is any query.

COMPANY SECRETARIAT
CODY TECHNOLOGY PARK
IVELY ROAD
...UGH

Tel

DX number DX exchange

QinetiQ Group plc

7 June 2006


SEC MAIL PROCESSING
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WASH, D.C.
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SECTION

QinetiQ Group plc

DIVIDEND PAYMENT

The Board recommends a final dividend for the year of 2.25p per ordinary share in respect of the year ending 31 March 2006. The record date will be 4 August 2006. Subject to approval at the Annual General Meeting, the final dividend will be paid on 23 August 2006.

7 June 2006

END

# Regulatory Announcement

| | |
|---|---|
| **Company** | QinetiQ Group plc |
| **TIDM** | QQ. |
| **Headline** | Audited preliminary results |
| **Released** | 07:01 07-Jun-06 |
| **Number** | 1691E |

RNS Number:1691E
QinetiQ Group plc
07 June 2006

News release

7 June 2006

QinetiQ Group plc audited preliminary results
for the year ended 31 March 2006

Financial summary

| | 2006 | 2005 |
|---|---|---|
| Turnover | £1,051.7m | £855.9m |
| Underlying operating profit | £90.7m | £82.3m |
| Underlying operating profit (excluding profit on disposal of interest in pSiMedica Limited) | £90.7m | £65.2m |
| Underlying operating margin (excluding profit on disposal of interest in pSiMedica Limited) | 8.6% | 7.6% |
| Underlying profit before tax | £80.1m | £58.2m |
| Underlying earnings per share | 10.2p | 8.8p |
| Basic earnings per share | 10.0p | 12.0p |
| Net debt | £233.0m | £176.6m |
| Free cash flow | £141.3m | £55.7m |
| Backlog | £608.4m | £572.0m |
| Underlying effective tax rate | 22.7% | 16.2% |
| Dividend per ordinary share | 2.25p | nil |

See Glossary section for definitions of Non GAAP terms used throughout this statement

Operational summary

- Results in line with expectations
- Turnover increased by 22.9%
- Underlying profit before tax up by 37.6%
- Underlying earnings per share up by 16.3% to 10.2p
- Continued improvement in underlying operating margin to 8.6% (2005: 7.6%)
- Statutory profit before tax of £72.5m (2005: £78.0m including £17.1m profit on disposal of pSiMedica Limited)
- Backlog increased by 6.4% to £608.4m (2005: £572.0m)
- North American turnover increased to £248.4m (2005: £70.1m)
- Net debt grew by £56.4m after investment of £202.5m in acquisitions and net cash of £136.2m received from IPO
- Free cash flow up by 153.7%, driven by underlying operating cash conversion of 84.4%

more/...

2006 preliminary results statement

Commenting on the results, Sir John Chisholm, executive Chairman, said:

"I am delighted with the performance underpinning these results, which demonstrate real delivery against our growth strategy. In the UK we have grown our Technology Supply business to mitigate the impact of increased competition for MOD research funding, seen good organic growth and further acquisitions in the US, and significant progression in the commercialisation of defence technology during the year.

The UK government's Defence Industrial Strategy and the US government's Quadrennial Defense Review will shape our markets to a considerable degree into the medium term future. It is positive for QinetiQ that both documents emphasise the imperative for agility in military procurement and the key role for advanced technology in delivering that agility. Budgets will remain constricted on each side of the Atlantic and QinetiQ will have to maintain its pace of transformation through investment, rationalisation and productisation in order to realise the significant potential of its markets. The successes of the year we have just completed have laid a solid foundation for delivering on these opportunities."

Performance

This year's results demonstrate QinetiQ's continued delivery in three strategic areas: the repositioning into growth markets within the Ministry of Defence (MOD) programmes, the expansion of the Group's US presence and the commercialisation of our defence technologies.

The continued repositioning of the UK defence business saw growth of 28.2% in Technology Supply revenue to £124.2m (2005: £96.9m), as the business continues to transition its business mix, invest in productisation and rationalise its operations to offset the expected ongoing reduction in revenue from the MOD's research programme. QinetiQ also consolidated its position as a provider of advisory and managed services to the MOD. A particularly notable event this year included selection as preferred bidder for the 20-year managed service contract for the Combined Aerial Targets Service (CATS).

In the US, turnover increased to £248.4m (2005: £70.1m), with a second half annualised run-rate in excess of £310.0m. US expansion was accelerated with three further notable acquisitions in specific growth markets: Apogen Technologies, an IT services company working mainly for the Departments of Defense (DoD) and Homeland Security (DHS), technology firm Planning Systems and, subsequent to the year-end, IT services specialist Ocean Systems Engineering. Particular achievements made in the US market included the selection of QinetiQ's UK electric drive technology for the US Future Combat Systems (FCS) tracked vehicle demonstrator programme and a research contract into optical tagging from the US Defense Advanced Research Projects Agency (DARPA).

more/...

Other notable successes included the delivery of desert kits to equip the US Army's Blackhawk helicopter fleet and the 500th Talon robot into active service.

Security & Dual Use turnover increased by 10.6% to £133.7m (2005: £120.9m) and the sector also passed important milestones in developing commercial ventures. Turnover growth was driven by a strong performance from the security business, which continued to penetrate both government and commercial markets, and a positive contribution from the new European space business, Verhaert, which more than offsets declines in UK government funding for space research. Key events included a contract to replace the UK police forces' information portal system, the first sale for the Tarsier venture, sales of 113,000 GPS chips and the design and implementation of an optical foot measuring system for shoe retailer Clarks.

Outlook

The coming year will see QinetiQ continuing to execute its repositioning strategy. In the UK defence business, this means continuing requirements to rapidly insert technology into new and existing systems and equipment which are urgently required by the UK armed forces. In the commercialisation business,

this means building particularly on a strong security positioning, continuing to develop the space business through key bidding opportunities and selected acquisitions, and further investment to develop the ventures portfolio business plans. In North America, new business opportunities are anticipated as the US companies work more closely together and with the UK, and the disciplined approach to acquisitions continues to be pursued.

- ends -

There will be a webcast of the presentation of Preliminary Results to analysts at 9:30am 7th June 2006. For details log on to the QinetiQ Investor Centre at: www.qinetiq.com/home/investor centre.html

Register now for our electronic news alert service by visiting the newsroom at www.QinetiQ.com

Notes for Editors:

- QinetiQ (pronounced ki net ik as in 'kinetic energy') is a leading international defence and security technology company that was formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ has over 11,400 employees, who deliver technology-based services and exploit QinetiQ's strengths in technology research by selling systems solutions, products and licences to government and commercial customers in a spectrum of defence, security and related commercial markets.
- QinetiQ is organised into three operating sectors:
    - o Defence & Technology (D&T) - D&T represents the core of QinetiQ's UK based defence business, delivering research based technology solutions and managed services that support the UK's armed forces and those of its allies.
    - o Security & Dual Use (S&DU) - S&DU draws from QinetiQ's broad inventory of defence related intellectual property and leading scientists to develop commercially viable products and services in selected adjacent commercial markets.
    - o QinetiQ North America (QNA) - QNA delivers technology services, systems engineering & technical assistance and IT services into the North American marketplace from its US based operations.

For further information please contact:
QinetiQ: Nicky Louth-Davies +44 (0)1252 392809
Citigate Dewe Rogerson: Chris Barrie +44 (0)20 7282 2943

| Group trading performance | 2006 | 2005 | Increase % |
|---|---|---|---|
| Summary | | | |
| Group turnover | £1,051.7m | £855.9m | 22.9% |
| Underlying Operating Profit | £90.7m | £82.3m | |
| Profit on disposal of interest in pSiMedica Limited | - | £17.1m | |
| Underlying Operating Profit (excluding profit on disposal of interest in pSiMedica Limited) | £90.7m | £65.2m | 39.1% |
| Underlying Operating Profit margin (excluding profit on disposal of interest in pSiMedica Limited) | 8.6% | 7.6% | 100bps |
| Underlying profit before tax | £80.1m | £58.2m | 37.6% |
| Underlying earnings per share | 10.2p | 8.8p | 16.3% |
| Net debt | £233.0m | £176.6m | 31.9% |
| Free cash flow | £141.3m | £55.7m | 153.7% |
| Backlog | £608.4m | £572.0m | 6.4% |
| Underlying effective tax rate | 22.7% | 16.2% | |
| Dividend per ordinary share | 2.25 pence | Nil | |

QinetiQ is organised into three operating sectors:

- Defence & Technology (D&T) - D&T represents the core of QinetiQ's UK based defence business, delivering research based technology solutions and managed services that support the UK's armed forces and those of its allies.

- Security & Dual Use (S&DU) - S&DU draws from QinetiQ's broad inventory of defence related intellectual property and leading scientists to develop commercially viable products and services in selected adjacent commercial markets.

- QinetiQ North America (QNA) - QNA delivers technology services, systems engineering & technical assistance and IT services into the North American marketplace from its US based operations.

| Turnover | 2006<br>£m | 2005<br>£m |
|---|---|---|
| Defence & Technology | 669.6 | 664.9 |
| Security & Dual Use | 133.7 | 120.9 |
| QinetiQ North America | 248.4 | 70.1 |
| Group turnover | 1,051.7 | 855.9 |

Turnover in the year to 31 March 2006 has increased by 22.9% over 2005 as the Group continued to execute its strategy to expand into the key North American defence and security markets. The growth reflects the inclusion of a full year's results from the acquisitions of Westar (acquired October 2004) and Foster Miller (acquired November 2004) together with a first time contribution from the acquisitions of Apogen (acquired September 2005) and Planning Systems (acquired September 2005). UK based sector turnover grew by 2.2% with the impact of £14m of non-recurring LTPA revenue in 2005 partly offset by the first time contribution from Verhaert Design and Development NV (Verhaert) of Belgium (acquired September 2005). Underlying organic growth in the UK sectors was 2.3%.

| Orders and backlog | 2006<br>£m | 2005<br>£m |
|---|---|---|
| **Orders** | | |
| Defence & Technology | 420.7 | 472.6 |
| Security & Dual Use | 168.1 | 127.8 |
| QinetiQ North America | 227.9 | 67.9 |
| Total | 816.7 | 668.3 |

| Backlog | 2006<br>£m | 2005<br>£m |
|---|---|---|
| Defence & Technology | 366.6 | 410.0 |
| Security & Dual Use | 112.6 | 93.4 |
| QinetiQ North America | 129.2 | 68.6 |
| Total | 608.4 | 572.0 |

Orders won in year increased by 22.2% to £816.7m in 2006. Orders do not include a value for the revenues from the £5.6bn core service contract for the LTPA included in the Defence & Technology sector each year as this contract was awarded for a 25 year period at inception. Growth in orders was driven by the QNA acquisitions in 2005 and 2006 and strong organic growth in S&DU. At a Group level this was offset by Defence & Technology where the previous year included several awards of significant multi-year research and procurement & capability contracts that, as expected, were not repeated in 2006.

Backlog is also stated excluding the £5.0bn value of the remaining 22 years of

the LTPA contract. The growth in backlog is generally driven by the same factors underlying the growth in orders. Compared to the UK, backlog in the US businesses is generally lower as the nature of the contract awards is more centred around larger multi year 'enabling' contracts that become funded and then utilised in smaller segments during the course of each fiscal budget cycle. An example of this is the enabling order for Talon robots that Foster-Miller hold which in total indicates an intention to buy $257m worth of equipment over a number of years with the specific funding for each year being decided as part of each US Government annual budget cycle.

Operating Profit

Underlying Operating Profit (excluding profit on disposal of interest in pSiMedica Limited) has grown by 39.1% from £65.2m to £90.7m, with margin improving from 7.6% to 8.6%. Underlying Operating Profit growth from the two UK based sectors was 15.7% reflecting continued margin enhancement and focus on delivery from core trading activities together with the contribution from the acquisitions of HVR Consulting in August 2004 and Verhaert Design & Development NV in September 2005. This profit growth in the UK based sectors is complimented by profit growth in QNA largely arising from acquisitions made in the year and the consolidation of prior year acquisitions for a full year.

Within the Group, S&DU crystallises value from intellectual property through a variety of different methods such as royalties, licence fees, equity realisations, sale of IP joint ventures and technology transfer based transactions, which can lead to volatility in the year to year trend. In 2006 license revenue from now expired LCD patents contributed £13.0m of turnover (2005: £14.7m) of which £9.0m arose in the first half of the year. In the 2005 Underlying Operating Profit included a £17.1m gain on disposal of the investment in pSiMedica Limited. Underlying Operating Profit inclusive of the gain on disposal of the investment in pSiMedica, has grown 10.2% from £82.3m in 2005 to £90.7m in 2006.

Within the UK the business continues to respond to changes in the profile of demand for its services from customers and, where possible, actively seeks to redeploy people from declining areas of the business to areas of growth. Due to the particular specialised capabilities within the business, redeployment is not always possible and, due to the ever increasing rate of technological change and shift in market demands, the Group recognises that a degree of ongoing restructuring and repositioning is an integral part of the progression of the business. The current year costs of such repositioning are borne within the underlying operating profits of the Group. In the year to 31 March 2006 an amount of £9.4m has been charged to the income statement, within employee costs, associated with such restructuring and further costs of at least £8.0m are anticipated in the first half of the year ending 31 March 2007.

Consistent with the historical trends in our UK business, 58.9% of the Group's Underlying Operating Profit was delivered in the second half of the year. In light of the strong LCD royalties in the first half of 2006 and the restructuring costs already committed in 2007, it is anticipated that a greater proportion of profits will be generated in the second half of the coming year than in 2006.

Net cashflow from operating activities

| | 2006 £m | 2005 £m |
|---|---|---|
| | 83.3 | 23.6 |

Net cashflow from operating activities improved by 253.0% to £83.3m. The UK sectors were the drivers of this performance contributing strong operating cash flow conversion due to diligent working capital management and a consequent reduction in MOD related working capital at the year end. The benefit in the UK sectors was mitigated in part by an absorption of working capital in QNA due to the timing of contract funding awards from the DoD and DHS around the year end following the delayed finalisation of the US Government budget in February 2006.

During 2006 the Group completed the UK restructuring programme announced in 2005 resulting in an associated cash outflow during 2006 of £22.8m. Excluding the

impact of these cash payments the Underlying Operating Cash Conversion ratio improved from 27.2% to 84.4%.

Sector analysis

Defence and Technology

| | 2006 | 2005 | Growth | Underlying Growth (1) |
|---|---|---|---|---|
| | £m | £m | % | % |
| Turnover | | | | |
| MOD Research | 164.3 | 188.8 | (13.0)% | -13.0% |
| Technology Supply | 124.2 | 96.9 | 28.2% | 28.2% |
| Procurement & Capability Support | 197.3 | 182.3 | 8.2% | 6.5% |
| Managed Services | 183.8 | 196.9 | (6.7)% | 0.5% |
| | 669.6 | 664.9 | 0.7% | 2.4% |
| Underlying Operating Profit | 56.5 | 51.3 | 10.1% | 8.9% |
| Underlying Operating Margin | 8.4% | 7.7% | | |
| Orders | | | | |
| MOD Research | 99.8 | 202.5 | | |
| Technology Supply | 137.3 | 98.3 | | |
| Procurement & Capability Support | 177.1 | 171.8 | | |
| Managed Services | 6.5 | - | | |
| | 420.7 | 472.6 | | |

1. Underlying growth in turnover excludes the impact of acquisitions and £14.0m non recurring rationalisation revenues under the LTPA in 2005.

Defence and Technology (D&T) turnover increased by £4.7m to £669.6m in the year to 31 March 2006. Underlying turnover growth was 2.4% after excluding non-recurring rationalisation income of £14.0m in 2005 under the LTPA within Managed Services and allowing for the contribution from the HVR Consulting acquisition in August 2004.

Since the formation of QinetiQ in 2001, the MOD has introduced competition into its research programme and is progressively phasing down the amount of such work that is assured to QinetiQ such that by 2008 those elements of the MOD research programme available to industry will be fully opened to competition. QinetiQ has maintained market leadership in this domain, through success in winning competed contracts or as a subcontractor where QinetiQ is equipped to provide the requisite solution. During the year QinetiQ continued to win more than 50% of the MOD research bids in which it competed.

The overall level of MOD research undertaken by the Group, in both D&T and S&DU, has reduced in line with expectations from £227.1m in 2005 to £193.1m in 2006. This trend is expected to continue in the coming year as further areas of the research budget are opened to competition and the volume of assured work for QinetiQ reduces. QinetiQ has been able offset the impact of competition in the research programme by increasing its penetration of the defence technology supply chain as a partner or subcontractor to other primes, leading to 28.2% growth in the Technology Supply stream offsetting the reduction in MOD research revenue within the D&T sector.

Procurement and Capability Support turnover grew by 8.2% largely due to particularly high levels of demand for Tasking Services within the LTPA in year. Within Managed Services the core provision of test and evaluation services under the LTPA remained broadly consistent excluding the reduction year on year due to non recurring rationalisation revenues in 2005 of approximately £14.0m.

Underlying Operating Profit has risen £5.2m primarily due to core operational performance and improved margins driven from a continued focus on cost control,

strong project delivery across the sector in year and ongoing rationalisation of sector overhead functions. The sector incurred £4.4m in restructuring costs in year as part of the continual process of aligning technical capabilities and back office infrastructure to evolving market needs.

As discussed above the profile of work won on the "supply side" of D&T's business is transitioning to higher levels of Technology Supply work away from a historic dependence on MOD Research. The orders profile indicates that this trend will continue where the book to bill ratio for Technology Supply was 1.1:1 in the year. The overall decrease in D&T orders is due largely to the non-recurrence of a number of multi-year contract awards that were won in 2005 in the Research and Procurement & Capability Support streams.

In March 2006 the Group was named preferred bidder, after a long and detailed competitive tender process, to provide a Combined Aerial Target Service (CATS) for air defence training and test and evaluation for the UK's armed forces over the next 20 years. This selection demonstrates the Group's credentials to win and operate long term managed services contracts in a highly competitive environment. The largest element of this opportunity is work already undertaken by QinetiQ under the LTPA to deliver the aerial target service. In addition QinetiQ will provide a service for ground-based air defence training, aerial target services for the Royal Navy, and an air-to-air service for the RAF. The service will be capable of operating from any suitable range worldwide.

Looking forward, QinetiQ is a 50 per cent co-sponsor of Metrix, a planned joint venture with Land Securities Trillium, currently bidding for two large 25 year contracts to provide training to the UK armed forces as part of the MOD's Defence Training Rationalisation (DTR) Programme. The joint venture is bidding against one other entity for each of the contracts and MOD has stated that it will announce its preferred bidder in October 2006.

Security & Dual Use

| | 2006 £m | 2005 £m | Growth % | Underlying Growth (1) % |
|---|---|---|---|---|
| Turnover | | | | |
| Security | 32.1 | 24.6 | 30.5% | 30.5% |
| Space | 25.5 | 17.9 | 42.5% | (15.1)% |
| Technology Development & Exploitation | 50.3 | 56.0 | (10.2)% | (10.2)% |
| Managed Services | 25.8 | 22.4 | 15.2% | 15.2% |
| | 133.7 | 120.9 | 10.6% | 2.1% |
| Underlying Operating Profit (excluding profit on disposal of interest in pSiMedica Limited) | 9.7 | 5.9 | 64.4% | 54.2% |
| Profit on disposal of interest in pSiMedica | - | 17.1 | | |
| Underlying Operating Profit | 9.7 | 23.0 | | |
| Underlying Operating Margin (excluding profit on disposal of interest in pSiMedica Limited) | 7.3% | 4.9% | | |
| Orders | | | | |
| Security | 48.3 | 28.2 | | |
| Space | 18.7 | 12.5 | | |
| Technology Development & Exploitation | 63.1 | 56.0 | | |
| Managed Services | 38.0 | 31.1 | | |
| | 168.1 | 127.8 | | |

(1) Underlying growth in turnover excludes the impact of acquisitions in 2006.

Security & Dual Use (S&DU) turnover increased 10.6% in the year. The organic growth of 2.1% reflects a strong performance in the Security stream with continued penetration of both government and commercial markets, including a contract to deliver the replacement information portal system for the UK police forces and a rise in IT security managed services turnover allowing investment to be initiated in a second secure operating centre. These increases were partly offset by a reduction in turnover from Technology Development & Exploitation (TD &E) as the Optronics and Materials businesses continued their transition away from a traditional MOD funded research base towards US defence and commercial revenues from contracts such as the optical foot measuring system being designed and implemented for Clarks, the shoe retailer. TD&E includes £13.0m (2005: £14.7m) of royalty revenue from enforcement actions on LCD patents which expired in 2004. The Space stream saw an underlying decline in its UK business due to lower levels of UK Government funding directed to Space research in year more than offset by a strong initial contribution from the acquisition of Verhaert which delivered £10.3m of revenue, well ahead of expectations due to an unusually high level of pass-through work on ESA projects.

Underlying Operating Profit increased 64.4% (excluding the £17.1m gain on the sale of the Group's interest in pSiMedica in 2005) due to strong operational focus within the core business and a first time contribution of £0.6m from Verhaert. The sector incurred £5.0m of restructuring costs in the year as it continues to align the business to market opportunities beyond the defence sector and to improve operational efficiency.

Security & Dual Use orders rose 31.5% resulting in a book to bill ratio of 1.26: 1 in the year. This was driven by strong performance in the Security stream which secured a four and a half year contract to provide and manage a replacement for the UK National Police Portal System, received funding from the DTI to form, manage and facilitate the UK's Cyber Security and Biometrics Knowledge Transfer Network and secured the first commercial order for the Tarsier runway debris detection radar system for Vancouver Airport. Managed Services secured a two year contract to continue to provide support to the Defence Diversification Agency (DDA) and also negotiated specific consultancy contracts to provide planning support, site remediation and integration services, and property consultancy services while TD&E saw some important wins in its Optronics business, including further research contracts from the DoD.

QinetiQ North America

| | 2006 £m | 2005 £m | 2006 $m | 2005 $m |
|---|---|---|---|---|
| Turnover | | | | |
| Technology | 82.9 | 26.6 | 146.8 | 50.6 |
| Systems Engineering & Technical Assistance | 105.3 | 43.5 | 187.5 | 82.4 |
| IT Services | 60.2 | - | 105.5 | - |
| | 248.4 | 70.1 | 439.8 | 133.0 |
| Underlying Operating Profit | 24.5 | 8.0 | | |
| Underlying Operating Margin | 9.9% | 11.4% | | |
| Orders | | | | |
| Technology | 73.2 | 25.3 | 129.6 | 48.2 |
| Systems Engineering & Technical Assistance | 97.4 | 42.6 | 172.6 | 80.8 |
| IT Services | 57.3 | - | 100.3 | - |
| | 227.9 | 67.9 | 402.5 | 129.0 |

QinetiQ North America turnover has increased by £178.3m in 2006 as the Group has made a number of acquisitions over the past two years to establish a platform to access this important market. The majority of growth in 2006 has been due to the acquisitions of Planning Systems and Apogen and the consolidation of a full year of results for Westar and Foster-Miller which were acquired in 2005. Within the

operating units the Technology stream led by Foster-Miller was adversely impacted during the year by a number of factors, noticeably the lack of shipments of Talon robots from September to November 2005 due to component issues, an accelerated decline in Last(R)Armor sales and the cancellation of all external contractor work by Pfizer as it reshaped its own business. Shipments of the Talon product resumed in full in December 2005. Foster-Miller is completing the testing of SWORDS, a new armed variant of the Talon platform, which it is hoped will commence sales in late 2006 and continues to pursue new opportunities to use the Talon robotic platform in other innovative applications. Planning Systems has traded in line with expectations since its acquisition and has recovered well from the impact of Hurricane Katrina which caused the temporary closure of its four offices in the New Orleans area.

The SETA stream driven by Westar performed strongly in the year with organic growth of 10.9% in the second half of 2006 when compared with the same period in 2005. In particular the high demand for desert kits from its Air Filtration Systems business, as the US Army in Iraq equipped their Blackhawk helicopter fleet, created a strong level of demand for these products in the first half of the year, although this is unlikely to be repeated as the product matures. Westar are now targeting their Air Filters business development towards commercial helicopter applications and are actively pursuing a wide range of commercial models through civil aviation approval processes in order to bring these products to market. Its engineering services divisions continued to perform strongly during the year. Westar's performance has exceeded expectations at the time of acquisition and the contingent consideration has accordingly been settled in full.

Within IT Services Apogen has performed broadly in line with expectations since joining the Group in September 2005, although overall performance was adversely impacted by two external factors. In September, Hurricane Katrina resulted in over 150 staff and 100 contractors being displaced from a key customer site for several weeks due to the disruption caused by the hurricane. In the subsequent weeks after the hurricane struck, Apogen was praised by its customers for its speed and resilience in getting staff back to work on key tasks for customers and has won additional work later in the year to re-instate customers' systems and networks disrupted as a result of the hurricane. Additionally across the second half of the year Apogen has suffered delays in generating revenue from recently won contracts with the DHS due to the lengthy process in obtaining security clearances for new staff as the DHS expands its own staff and contractor base.

Underlying Operating Profit increased by 206.3% to £24.5m primarily due to the acquisitions in the year and full consolidation of prior year acquisitions. The Underlying Operating Margin decrease is due to the changing mix of products and services as a result of the acquisitions in the year and the delayed Talon shipments and lower research and development revenue at Foster-Miller.

Other Group activities and performance

Acquisitions

Since 1 April 2005 the Group has made the following principal acquisitions:

On 1 September 2005, 90% of the share capital of Verhaert Design and Development NV, the leading Belgian space systems integrator, for an initial cash consideration, before acquisition costs, of £4.1m (Euro 5.9m), including £0.2m (Euro 0.3m) for Verhaert's cash and surplus working capital.

On 2 September 2005, Planning Systems Inc., a technology development company, for an initial cash consideration, before acquisition costs, of £24.3m ($44.4m), including £1.6m ($2.8m) for Planning Systems' cash and surplus working capital.

On 9 September 2005, Apogen Technologies Inc. for a cash consideration, before acquisition costs, of £130.3m ($238.5m) and assumed debt of £29.2m ($53.5m). This included £1.7m ($3.2m) for Apogen's cash and surplus working capital. Apogen is one of the United States' leading providers of information technology services to the US federal government.

On 1 March 2006, SimAuthor Inc for cash consideration of £4.6m ($8.0m). SimAuthor is a software and services company that specialises in flight data visualisation and simulation technology.

On 22 May 2006 Ocean Systems Engineering Corp (OSEC) for a cash consideration of £30.3m ($53m). OSEC is a leading provider of research, design, development and integration of advanced information technology systems to key defence agencies.

Fixed asset disposals

The Group recognised a net £8.9 million profit on disposal of non-current assets and assets held for sale. The principal gains in the year were £13.8 million on the sale and partial leaseback of a long leasehold interest in the Fort Halstead site which was disposed of for gross proceeds of £40.0m in September 2005; £3.4m of contingent consideration received in respect of the 2003 sale of the Aquila site; and £7.5m of contingent consideration received following the disposal of the Chertsey site in 2003. These gains were partially offset by £2.7m of losses on sundry other asset disposals and, in March 2006, two surplus properties at the Group's Farnborough site were sold for gross proceeds of £24.7m generating a loss on disposal of £13.1m.

The property disposals completed during the year mark the conclusion of the current programme to dispose of the larger surplus properties in the estates portfolio. The strategy going forward is to continue to pursue opportunities to release capital through the disposal of smaller surplus sites.

IPO

On 15 February 2006 the Company successfully completed an initial public offering (IPO) and a listing on the London Stock Exchange raising net proceeds for the Company of £132.7m.

Costs associated with the IPO have been charged to the share premium account or the income statement as appropriate. IPO costs totalling £8.9m are disclosed separately in the Income Statement as they represent significant one-off expenses relating to the transaction. The cost includes £5.8m arising on the gift of £500 worth (including associated tax costs) of ordinary shares to each employee at the date of IPO.

Pensions

The Group provides both defined contribution and defined benefit pension arrangements. The principal defined benefit scheme is the QinetiQ Pension Scheme.

At 31 March 2006 the QinetiQ Pension Scheme had gross assets of £716.0m and gross liabilities of £884.4m resulting in a gross deficit of £168.4m. After deducting the deferred tax asset-associated with the scheme the net pension deficit at the year end stood at £118.0m compared to £76.2m at the start of the year (net of MOD indemnity).

Of the increase in the gross deficit in the year £40m relates to the application of the latest mortality rates, which resulted in a weighted average increase of one year in the life expectancy of scheme members, and £112m to a 0.5 percentage point reduction in 15 year AA bond yields increasing the present value of the liabilties. 15 year AA Bond yields declined significantly during the year from 5.4% at 1 April 2005 to 4.9% at 31 March 2006. The impact of the changes in bond yields has been to disproportionately increase the present value of the future liabilities in the scheme compared to the present value of the scheme assets resulting in a net increase in the scheme deficit before additional funding contributions.

The current investment policy of the QinetiQ Pension Scheme is weighted towards equity investments. The trustees believe this to be appropriate at the current time due to the relative youth of the scheme, which is expected to be cashflow positive for approximately the next ten years.

During the year, the Group made past service deficit contributions totalling £106.4m, including £45.3m on receipt of a MOD indemnity triggered by the IPO and a £45.0m prepayment of agreed future contributions out of the IPO proceeds. The Group has no further indemnities from the Government in respect of the scheme.

The principal sensitivities regarding the key assumptions in the IAS19 valuation are:

| Assumption | Change in assumption | Indicative effect on the scheme's gross liabilities |
|---|---|---|
| Discount rate | Increase/decrease by 0.1% | Decrease/increase by 2.5% |
| Rate of inflation | Increase/decrease by 0.1% | Increase/decrease by 2.5% |
| Real rate of increase in salaries | Increase/decrease by 0.1% | Increase/decrease by 0.6% |
| Mortality | Increase by 1 year | Increase by 4.5% |

Tax

The Group's statutory effective tax rate for the year was 16.7% compared to 7.3% in the year to 31 March 2005 while the underlying effective tax rate was 22.7% (2005: 16.2%). The effective rate of taxation continues to be below the standard UK rate, mainly due to the availability of research and development relief from HM Revenue and Customs and the utilisation of tax losses not previously recognised. The increase in the effective rate is primarily due to the increasing contribution to Group profits from QNA operations, as the effective rate for those businesses broadly tracks the US statutory rate together with a lower level of utilisation of unprovided tax losses. The effective tax rate is expected to continue to rise with the evolving geographical mix of the Group's business.

From a cash tax perspective, the impact of the research and development relief available, the utilisation of tax losses and the benefit of the additional pension contributions is expected to result in the UK business not being in a tax payable position for at least the next two years. The taxable profits from QNA operations are expected to result in cash tax payments on these businesses broadly following the US statutory rate.

Cash flow and net debt

Cash flow from operations has increased to £107.6m (2005: £36.9m) primarily due to the growth in operating profit and the prior year cash flow being adversely affected by a £40.0m build up in short term MOD related working capital at the previous year end. Improved working capital management in the UK sectors has contributed to strong operational cash flows in the UK in 2006, partly offset by an increase in working capital in QNA as a result of the late funding of contracts following the delayed agreement of the DoD budget.

Net interest paid increased to £9.4m from £1.6m as the Group increased its borrowings to fund acquisitions this year. The Group's policy has been to fund significant US acquisitions with US dollar denominated debt to provide a hedge against the investment in the subsidiary operations.

Additional material cash flows include proceeds from the sale of the Fort Halstead, Chertsey and Pyestock South sites, which generated net cash inflows of £111.5m, and additional payments to the QinetiQ Pension Scheme of £61.1m (net of MOD indemnity receipt).

As part of the preparation for the Group's IPO QinetiQ redeemed the £37.5m of outstanding cumulative preference shares for £48.0m inclusive of accrued preference dividends. The Group received net cash proceeds of £136.2m from its IPO in February 2006, of which £45.0m was used to reduce the deficit in the defined benefit section of the QinetiQ Pension Scheme, with the balance of the IPO proceeds utilised to reduce net debt. A further £3.5m of IPO costs will be settled post year end.

The Group's net debt increased by £56.4m to £233.0m at 31 March 2006 (2005: £176.6m) principally due to the acquisitions made in the year and additional pension contributions, partly offset by IPO proceeds and strong operating cash flows.

Net debt at 31 March 2006 comprised net US dollar denominated debt of £281.0m and Euro denominated debt of £4.9m offset by sterling denominated net financial assets of £52.9m which were principally represented by cash balances. The US dollar:sterling exchange rate prevailing at the year end was $1.73:£1.

During the year the Group's primary borrowing facility was renegotiated, and now comprises a £500m multi-currency revolving facility of which £291.4m has been drawn.

Capital expenditure

Capital expenditure on property, plant and equipment totalled £45.0m (2005: £16.0m). Of this amount £23.5m (2005: £5.9m) was in respect of contractually committed amounts recoverable through annual charges under managed services contracts (principally the LTPA). The Group has future capital commitments of £26.2m, of which £24.7m is under the LTPA and as such these commitments are also customer funded.

Research and Development

A large proportion of the Group's activity is focused on research and development, the majority of which is fully funded by customers as part of the Group's core business. In most cases the Group retains the rights to any intellectual property created in the course of research and development for customers. In addition to customer funded research and development the Group also undertakes limited research and development at its own expense, primarily focused on the later stage development of commercial products out of the funded research base. In the year to 31 March 2006 research and development costs totalled £504.7m (2005: £502.6m).

The Group capitalised £6.3m (2005: £1.8m) of development costs in the year. These sums were incurred on late stage development of new products, principally Tarsier, ZephIR and GPS.

Profit for the period

The underlying performance of the Group, after allowing for non-recurring events and amortisation of acquired intangible assets, is shown below;

| | 2006 £m | 2005 £m |
|---|---|---|
| Profit for the year | 60.4 | 72.3 |
| Minority interests | (2.3) | 1.6 |
| Profit for the year attributable to equity shareholders of the parent company | 58.1 | 73.9 |
| Preference share dividend | - | (5.2) |
| IPO related items | 4.2 | - |
| Restructuring costs | - | 25.9 |
| Profit on disposal of non current assets and impairment of assets held for sale | (8.9) | (29.1) |
| Profit on disposal of interest in pSiMedica Limited | - | (17.1) |
| Amortisation of intangible assets and impairment of goodwill and current asset investments arising from acquisitions | 12.3 | 5.7 |
| Tax impact of above items | (0.7) | 1.0 |
| Brought forward tax losses utilised | (5.4) | (4.7) |
| Underlying profit for the year attributable to equity shareholders of the parent | 59.6 | 50.4 |

In arriving at the underlying profit for the year, the Group has adjusted for a number of items which are considered non-recurring including the costs associated with the Group's IPO, profit on disposal of surplus property and the cost of restructuring the UK business into two market facing sectors. The Group has also restated the 2005 preference share dividend as if it had been treated as interest expense, to align with the 2006 presentation following adoption of IFRS.

During the year the Group restructured the funding arrangements with its co-investors in Quintel Technolgy and QS4 Limited of which part of this agreement removed any funding obligations from its venture partner in Quintel Technology Limited. This resulted in a credit to minority interests of £4.1m representing the reversal of the cumulative losses previously attributable to minority interests. Prior to the restructuring the loss attributable to minority interest in the year was £1.8m (2005: £1.6m) resulting in a net overall credit to the minority interest position of £2.3m in the year.

Dividends

The Board recommends a final dividend for the year of 2.25p per ordinary share in respect of the year ending 31 March 2006. The Group anticipates that its final dividend will normally represent approximately two thirds of the full annual dividend. No interim dividend was paid this year. The Group's dividend policy allows for a progressive approach.

In January 2006 the Company paid a dividend of 28 pence per preference share (including cumulative accrued dividends from prior periods) on the redemption of cumulative preference shares. Under IFRS the dividend charge for the year is shown as a component of finance expense rather than as a distribution of profits as in previous years.

Consolidated Income Statement
For the year ended 31 March

| | Notes | 2006 Before non-recurring items and acquisition amortisation £m | 2006 Non-recurring items and acquisition amortisation £m | 2006 Total £m | 2005 Before non-recurring items and acquisition amortisation £m | 2005 Non-recurring items and acquisition amortisation £m | 2005 Total £m |
|---|---|---|---|---|---|---|---|
| Group turnover | | 1,053.1 | - | 1,053.1 | 858.9 | - | 858.9 |
| Less equity method accounted joint ventures and associates | | (1.4) | - | (1.4) | (3.0) | - | (3.0) |
| Turnover | 2 | 1,051.7 | - | 1,051.7 | 855.9 | - | 855.9 |
| Employee costs | | (492.0) | (6.8) | (498.8) | (394.8) | (25.9) | (420.7) |
| Third party project costs | | (230.8) | - | (230.8) | (160.0) | - | (160.0) |
| Other operating costs excluding depreciation and amortisation | | (217.5) | (2.1) | (219.6) | (207.8) | - | (207.8) |
| Share of post tax loss of equity accounted joint ventures and associates | | (0.4) | - | (0.4) | (2.5) | - | (2.5) |
| Profit on disposal of interest in equity accounted associate | | - | - | - | 17.1 | - | 17.1 |
| Other income | | 13.5 | - | 13.5 | 13.5 | - | 13.5 |
| EBITDA (Earnings before interest, tax, depreciation and amortisation) | | 124.5 | (8.9) | 115.6 | 121.4 | (25.9) | 95.5 |
| Depreciation of property, plant and equipment | | (32.7) | - | (32.7) | (38.9) | - | (38.9) |
| Amortisation | | | | | | | |

| | Notes | | | | | | |
|---|---|---|---|---|---|---|---|
| of intangible assets and impairment of goodwill and current asset investments | | (1.1) | (12.3) | (13.4) | (0.2) | (5.7) | (5.9) |
| Group operating profit | 2 | 90.7 | (21.2) | 69.5 | 82.3 | (31.6) | 50.7 |
| Profit on disposal of non-current assets | | 8.9 | - | 8.9 | 29.1 | - | 29.1 |
| Finance income | 3 | 8.4 | 4.7 | 13.1 | 8.1 | - | 8.1 |
| Finance expense | 3 | (19.0) | - | (19.0) | (9.9) | - | (9.9) |
| Profit before tax | | 89.0 | (16.5) | 72.5 | 109.6 | (31.6) | 78.0 |
| Taxation expense | 4 | (16.6) | 4.5 | (12.1) | (4.7) | (1.0) | (5.7) |
| Profit for the year | | 72.4 | (12.0) | 60.4 | 104.9 | (32.6) | 72.3 |
| Profit attributable to: | | | | | | | |
| Equity shareholders of the parent company | | 70.1 | (12.0) | 58.1 | 106.5 | (32.6) | 73.9 |
| Minority interest | | 2.3 | - | 2.3 | (1.6) | - | (1.6) |
| | | 72.4 | (12.0) | 60.4 | 104.9 | (32.6) | 72.3 |
| Earnings per share | | | | | | | |
| Basic | 6 | | | 10.0p | | | 12.0p |
| Diluted | 6 | | | 9.8p | | | 11.7p |
| Underlying | 6 | | | 10.2p | | | 8.8p |

Consolidated Balance Sheet
As at 31 March

| | Notes | 2006 £m | 2005 £m |
|---|---|---|---|
| Non-current assets | | | |
| Goodwill | | 315.0 | 131.5 |
| Intangible assets | | 56.4 | 37.3 |
| Property, plant and equipment | | 340.3 | 367.9 |
| Investment property | | 5.8 | 6.6 |
| Financial assets | | 22.1 | 15.6 |
| Investments | | 1.3 | 0.5 |
| Investments accounted for using the equity method | | 0.6 | - |
| Deferred tax asset | | 12.4 | 15.1 |
| | | 753.9 | 574.5 |
| Current assets | | | |
| Inventories | | 25.4 | 17.8 |
| Financial assets | | 3.0 | 3.0 |

| | Notes | | |
|---|---|---|---|
| Trade and other receivables | | 332.6 | 371.6 |
| Cash and cash equivalents | | 58.9 | 12.3 |
| Investments | | 11.2 | 12.8 |
| Non-current assets classified as held for sale | | 3.6 | - |
| | | 434.7 | 417.5 |
| Total assets | | 1,188.6 | 992.0 |
| Current liabilities | | | |
| Trade and other payables | | (302.7) | (309.3) |
| Provisions | | (17.3) | (33.5) |
| Financial liabilities | | (6.6) | (54.5) |
| | | (326.6) | (397.3) |
| Non-current liabilities | | | |
| Retirement benefit obligation (gross of deferred tax) | 9 | (168.4) | (125.0) |
| Deferred tax liability | | (8.2) | (10.1) |
| Provisions | | (9.2) | (10.8) |
| Financial liabilities | | (310.4) | (153.0) |
| Other payables | | (2.9) | (1.7) |
| | | (499.1) | (300.6) |
| Total liabilities | | (825.7) | (697.9) |
| Net assets | | 362.9 | 294.1 |
| Capital and reserves | | | |
| Ordinary shares | | 6.5 | 1.6 |
| Preference shares | | - | 37.5 |
| Capital redemption reserve | | 39.9 | 1.9 |
| Share premium account | | 147.5 | 11.4 |
| Hedging and translation reserve | | 4.9 | - |
| Retained earnings | | 164.7 | 244.5 |
| Capital and reserves attributable to shareholders of the parent company | | 363.5 | 296.9 |
| Minority interest | | (0.6) | (2.8) |
| | | 362.9 | 294.1 |
| Capital and reserves analysed as: | | | |
| Equity shareholders' funds | | 362.9 | 256.6 |
| Non-equity shareholders' funds | | - | 37.5 |
| Total shareholders' funds | | 362.9 | 294.1 |

Consolidated Cash Flow Statement
For the year ended 31 March

| | Notes | 2006 £m | 2005 £m |
|---|---|---|---|
| Profit for the year | | 60.4 | 72.3 |
| Taxation expense | | 12.1 | 5.7 |
| Net finance costs | | 5.9 | 1.8 |
| IPO costs | | 8.9 | - |
| Profit on disposal of non-current assets and impairment of asset held for sale | | (8.9) | (29.1) |
| Profit on disposal of interest in equity accounted associate | | - | (17.1) |
| Depreciation of property, plant and equipment | | 32.7 | 38.9 |
| Amortisation of intangible assets and impairment of goodwill and current asset investments | | 13.4 | 5.9 |
| Share of post tax loss of equity accounted joint ventures | | | |

| | Note | 2006 | 2005 |
|---|---|---|---|
| and associates | | 0.4 | 2.5 |
| Increase in inventories | | (9.9) | (16.7) |
| Decrease/(Increase) in receivables | | 42.2 | (49.6) |
| Decrease in payables | | (31.8) | (0.6) |
| (Decrease)/increase in provisions | | (17.8) | 22.9 |
| Cash flow from operations | | 107.6 | 36.9 |
| Tax paid | | (4.4) | (2.8) |
| Interest received | | 3.4 | 3.8 |
| Interest paid | | (12.8) | (5.4) |
| Preference share interest paid | | (10.5) | (8.9) |
| Net cash flow from operating activities | | 83.3 | 23.6 |
| Purchase of intangible assets | | (8.5) | (2.5) |
| Purchase of property, plant and equipment | | (45.0) | (16.0) |
| Sale of property, plant and equipment | | 111.5 | 50.6 |
| Investments in associate undertaking | | (1.2) | (2.5) |
| Purchase of subsidiary undertakings | | (202.5) | (166.9) |
| Sale of interest in equity accounted associate | | - | 1.7 |
| Net cash flow from investing activities | | (145.7) | (135.6) |
| Net proceeds from IPO | 10 | 136.2 | - |
| Cash outflow from repayment of loans | | (75.4) | (116.6) |
| Cash outflow from repayment of loan note | | (45.9) | - |
| Cash inflow from loans received | | 198.9 | 151.7 |
| Preference share repayment | | (37.5) | (75.0) |
| Receipt of MOD indemnity | | 45.3 | - |
| Additional pension contributions | | (106.4) | - |
| Capital element of finance lease rental payments | | (2.2) | (0.7) |
| Capital element of finance lease rental receipts | | 3.0 | 3.0 |
| Net cash flow from financing activities | | 116.0 | (37.6) |
| Increase/(decrease) in cash and cash equivalents | 7 | 53.6 | (149.6) |
| Cash and cash equivalents at beginning of year | | 5.0 | 154.6 |
| Cash and cash equivalents at end of year | | 58.6 | 5.0 |
| Cash and cash equivalents | 8 | 58.9 | 12.3 |
| Overdrafts | 8 | (0.3) | (7.3) |
| Cash and cash equivalents at end of year | | 58.6 | 5.0 |

Consolidated statement of recognised income and expense
For the year ended 31 March

| | 2006 £m | 2005 £m |
|---|---|---|
| Net loss on hedge of net investment in foreign subsidiary | (2.0) | (0.4) |
| Increase in fair value of hedging derivatives | 4.9 | - |
| Movement in deferred tax on hedging derivatives | (1.5) | - |
| Loss on available for sale assets | (1.6) | - |
| Gain arising on the refinancing of joint ventures and associates | - | 0.6 |
| Actuarial loss recognised in the defined benefit pension schemes | (105.4) | (9.9) |
| Deferred tax asset on pension deficit | 8.7 | 15.9 |
| Net income recognised directly in equity | (96.9) | 6.2 |
| Prior period restatement on adoption of IAS 32 & 39 | 1.3 | - |

| | | |
|---|---|---|
| | (95.6) | 6.2 |
| Profit for the year | 60.4 | 72.3 |
| Total recognised income and expense for the year | (35.2) | 78.5 |
| | | |
| Attributable to: | | |
| Equity shareholders of the parent company | (37.5) | 80.1 |
| Minority interest | 2.3 | (1.6) |
| | (35.2) | 78.5 |

Notes to the preliminary results announcement

1 Basis of preparation and general information

The financial information included within the preliminary announcement has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRSs) as endorsed by the European Union. The accounting policies followed are the same as those published on 25 January 2006 by the Group within its Price Range Prospectus prior to its Initial Public Offering (IPO) which is available on the Group's website, www.QinetiQ.com.

The Board of Directors approved the preliminary announcement on 7 June 2006. Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, this announcement does not itself contain sufficient information to comply with the all the disclosure requirements of IFRS and does not constitute statutory accounts of the Company within the meaning of section 240 of the Companies Act 1985. The auditors have reported on the results for the years ended 31 March 2006 and 31 March 2005. Their reports were not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. Statutory accounts for the year ended 31 March 2005 will be delivered to the Registrar of Companies following the Company's Annual General Meeting on 28 July 2006.

2. Segmental analysis

Business segments

Year ended 31 March 2006

| | Defence & Technology | Security & Dual Use | QinetiQ North America | Eliminations | Consolidated |
|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m |
| Turnover | | | | | |
| External sales | 669.6 | 133.7 | 248.4 | - | 1051.7 |
| Internal sales (1) | 9.8 | 11.3 | - | (21.1) | - |
| | 679.4 | 145.0 | 248.4 | (21.1) | 1051.7 |
| Other information | | | | | |
| EBITDA before IPO costs and share of equity accounted joint ventures and associates and profit on disposal of equity accounted associate | 79.0 | 18.8 | 27.1 | | 124.9 |
| Share of loss of equity accounted joint ventures and associates | - | (0.4) | - | | (0.4) |

| | | | | | |
|---|---|---|---|---|---|
| EBITDA before IPO costs | 79.0 | 18.4 | 27.1 | | 124.5 |
| Depreciation of property, plant and equipment - own equipment | (13.2) | (8.2) | (2.5) | | (23.9) |
| Depreciation of property, plant and equipment -LTPA funded | (8.8) | - | - | | (8.8) |
| Amortisation from purchased or internally developed intangible assets | (0.5) | (0.5) | (0.1) | | (1.1) |
| Group operating profit before IPO costs and amortisation (2) | 56.5 | 9.7 | 24.5 | | 90.7 |
| Amortisation of intangible assets arising from acquisitions | (2.0) | (0.7) | (9.6) | | (12.3) |
| Group operating profit before IPO costs | 54.5 | 9.0 | 14.9 | | 78.4 |
| IPO costs | | | | | (8.9) |
| Group operating profit | | | | | 69.5 |
| Profit on disposal of non-current assets and asset held for sale | | | | | 8.9 |
| Net finance expense | | | | | (5.9) |
| Profit before tax | | | | | 72.5 |
| Taxation expense | | | | | (12.1) |
| Profit for the year | | | | | 60.4 |

(1) Inter segment sales are priced at fair value and treated as an arm's length transaction
(2) Group operating profit before IPO costs and amortisation of intangible assets arising from acquisitions and impairment of goodwill and current asset investment

Year ended 31 March 2005

| | Defence & Technology | Security & Dual Use | QinetiQ North America | Eliminations | Consolidated |
|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m |
| Turnover | | | | | |
| External sales | 664.9 | 120.9 | 70.1 | - | 855.9 |
| Internal sales (1) | 9.9 | 12.4 | - | (22.3) | - |

| | | | | | |
|---|---|---|---|---|---|
| | 674.8 | 133.3 | 70.1 | (22.3) | 855.9 |
| Other information | | | | | |
| EBITDA before restructuring costs and share of equity accounted joint ventures and associates and profit on disposal of equity accounted associate | 78.0 | 19.9 | 8.9 | | 106.8 |
| Share of loss of equity accounted joint ventures and associates | - | (2.5) | - | | (2.5) |
| Profit on disposal of equity accounted associate | - | 17.1 | - | | 17.1 |
| EBITDA before restructuring costs | 78.0 | 34.5 | 8.9 | | 121.4 |
| Depreciation of property, plant and equipment - own equipment | (13.5) | (11.3) | (0.9) | | (25.7) |
| Depreciation of property, plant and equipment -LTPA funded | (13.2) | - | - | | (13.2) |
| Amortisation from purchased intangible assets | - | (0.2) | - | | (0.2) |
| Group operating profit before restructuring costs and amortisation (2) | 51.3 | 23.0 | 8.0 | | 82.3 |
| Amortisation of intangible assets arising from acquisitions and impairment of goodwill and current asset investments | (1.8) | (1.4) | (2.5) | | (5.7) |
| Group operating profit before restructuring costs | 49.5 | 21.6 | 5.5 | | 76.6 |
| Restructuring costs | | | | | (25.9) |

| | | | | | |
|---|---|---|---|---|---|
| Group operating profit | | | | | 50.7 |
| Profit on disposal of non-current assets and impairment of asset held for sale | | | | | 29.1 |
| Net finance expense | | | | | (1.8) |
| Profit before tax | | | | | 78.0 |
| Taxation expense | | | | | (5.7) |
| Profit for the year | | | | | 72.3 |

(1) Inter segment sales are priced at fair value and treated as an arm's length transaction
(2) Group operating profit before restructuring costs and amortisation of intangible assets arising from acquisitions and impairment of goodwill and current asset investment

Geographical segments

| Turnover by destination | Turnover 2006 £m | 2005 £m |
|---|---|---|
| United Kingdom | 733.9 | 732.5 |
| North America | 268.7 | 86.9 |
| Other | 49.1 | 36.5 |
| Total | 1,051.7 | 855.9 |

3. Finance income and expense

| | £m | 2006 £m | £m | 2005 £m |
|---|---|---|---|---|
| Receivable on bank deposits | | 3.8 | | 3.6 |
| Finance lease income | | 2.4 | | 2.6 |
| Release of discount on MOD indemnity | | 2.2 | | 1.9 |
| Finance income | | 8.4 | | 8.1 |
| Amortisation of recapitalisation fee | | (1.6) | | (4.5) |
| Payable on bank loans and overdrafts | (13.3) | | (4.1) | |
| Payable on Aquila / Chertsey Loan Note | - | | (1.1) | |
| Finance lease expense | (1.0) | | - | |
| Other loan interest | - | | (0.2) | |
| Preference share interest | (3.1) | | - | |
| Interest payable | | (17.4) | | (5.4) |
| Finance expense | | (19.0) | | (9.9) |
| Net finance costs before IPO related items | | (10.6) | | (1.8) |
| Release of remaining discount on MOD pension indemnity triggered by IPO | | 4.7 | | - |
| Net finance expense | | (5.9) | | (1.8) |

## 4. Taxation expense

| | 2006 £m | 2005 £m |
|---|---|---|
| Analysis of charge | | |
| UK corporation tax at 30% | - | - |
| Overseas corporation tax | 7.4 | 1.0 |
| Overseas corporation tax in respect of previous periods | - | (0.1) |
| Total corporation tax | 7.4 | 0.9 |
| Overseas withholding tax | 2.4 | 1.3 |
| Deferred tax | 7.7 | 3.5 |
| Deferred tax in respect of prior years | (5.4) | - |
| Taxation expense | 12.1 | 5.7 |

## 5. Dividends

During the year to 31 March 2006 the Group has not declared or paid equity dividends (year to 31 March 2005: £nil). On 7 June 2006 the Directors proposed a dividend of 2.25 pence per share payable on 23 August 2006.

The accounting treatment under IAS 32 Financial Instruments: Disclosure and Presentation requires the preferences shares dividends to be classified as a finance expense. The Group has adopted this standard with effect from 1 April 2005 and accordingly only the preference share dividend for the current year is reflected in Note 3 - Finance income and expense.

Preference share dividends accrued and paid are as follows:

| | 2006 £m | 2005 £m |
|---|---|---|
| At 1 April | 7.4 | 11.1 |
| Preference dividend accrued in year | 3.1 | 5.2 |
| Preference dividend paid in year | (10.5) | (8.9) |
| At 31 March | - | 7.4 |

## 6. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year on an adjusted basis to reflect the share restructuring that took place at IPO. For diluted earnings per share the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares arising from share options granted. Underlying earnings per share figures presented below reflect adjustments for the impact of non-recurring and other items on basic earnings per share.

Year ended 31 March 2006

| | Earnings £m | Weighted average number of shares million | Per share amount pence |
|---|---|---|---|
| Basic | 58.1 | 582.4 | 9.98 |
| Effect of dilutive securities - options | - | 12.4 | |
| Diluted | 58.1 | 594.8 | 9.77 |

| Underlying earnings per share | Earnings £m | Weighted average number of shares million | Per share amount pence |
|---|---|---|---|

| | Earnings £m | Weighted average number of shares million | Per share amount pence |
|---|---|---|---|
| Basic | 58.1 | 582.4 | 9.98 |
| IPO related items (see note 10) | 4.2 | | |
| Amortisation of intangible assets arising from acquisitions | 12.3 | | |
| Profit on disposal on non-current assets and impairment of asset held for sale | (8.9) | | |
| Tax impact of items above | (0.7) | | |
| Brought forward unprovided tax losses utilised in year | (5.4) | | |
| Underlying | 59.6 | 582.4 | 10.23 |

Year ended 31 March 2005

| | Earnings £m | Weighted average number of shares million | Per share amount pence |
|---|---|---|---|
| Profit for the period | 73.9 | 573.0 | |
| Net profit attributable to preference shareholders | (5.2) | | |
| Basic | 68.7 | 573.0 | 11.99 |
| Effect of dilutive securities - options | - | 12.8 | |
| Diluted | 68.7 | 585.8 | 11.73 |

| Underlying earnings per share | Earnings £m | Weighted average number of shares Million | Per share amount pence |
|---|---|---|---|
| Basic | 68.7 | 573.0 | 11.99 |
| Restructuring costs | 25.9 | | |
| Profit on disposal on non-current assets and interest in equity accounted associate and impairment of asset held for sale | (46.2) | | |

| | | | |
|---|---|---|---|
| Amortisation of intangible assets arising from acquisitions and impairment of goodwill and current asset investments | 5.7 | | |
| Tax impact of items above | 1.0 | | |
| Brought forward unprovided tax losses utilised in year | (4.7) | | |
| Underlying | 50.4 | 573.0 | 8.80 |

7. Reconciliation of net cash flow to movement in net debt

| | Note | Year ended 31 March 2006 £m | £m | Year ended 31 March 2005 £m | £m |
|---|---|---|---|---|---|
| Increase/(decrease) in cash in the year | | | 53.6 | | (149.6) |
| New loans | | (191.3) | | (150.8) | |
| New loan notes | | (7.6) | | (0.9) | |
| Bank loan repayments | | 72.2 | | 116.6 | |
| Loan note repayments | | 45.9 | | - | |
| Repayment of other borrowings | | 3.2 | | - | |
| Preference share and associated interest repayment | | 48.0 | | - | |
| | | | (29.6) | | (35.1) |
| Capital element of finance lease payments | | | 2.2 | | 0.7 |
| Capital element of finance lease receipts | | | (3.0) | | (3.0) |
| Change in net debt resulting from cash flows | | | 23.2 | | (187.0) |
| Addition of deferred financing costs | | | 0.7 | | 1.7 |
| Amortisation of deferred financing costs | | | (1.6) | | (4.5) |
| Foreign exchange movements | | | (21.5) | | - |
| Preference share redemption and associated interest | | | (48.0) | | - |
| Finance lease receivables | | | 2.4 | | 2.6 |
| Finance lease payables | | | (18.2) | | (4.8) |
| Adoption of IAS32 | | | | | |

| | | | |
|---|---|---|---|
| and IAS39 | | 1.8 | - |
| Movement on derivatives | | 4.8 | - |
| Net debt at the start of the year | | (176.6) | 15.4 |
| Net debt at the end of the year | 8 | (233.0) | (176.6) |

8. Analysis of net debt

| | Year ended 31 March 2005 | Cash Flow | Non cash movements | Year ended 31 March 2006 |
|---|---|---|---|---|
| Due within one year | £m | £m | £m | £m |
| Bank and cash | 12.3 | 46.6 | - | 58.9 |
| Bank overdraft | (7.3) | 7.0 | - | (0.3) |
| Recapitalisation fee | 0.3 | - | (0.2) | 0.1 |
| Aquila/Chertsey Loan Note | (45.9) | 45.9 | - | - |
| Other loan notes | - | (0.6) | (0.9) | (1.5) |
| Finance lease creditor | (1.6) | - | (3.3) | (4.9) |
| Finance lease debtor | 3.0 | - | - | 3.0 |
| Preference Shares | - | 48.0 | (48.0) | - |
| | (39.2) | 146.9 | (52.4) | 55.3 |
| Due after one year | | | | |
| Bank Loan | (150.8) | (119.1) | (21.5) | (291.4) |
| Recapitalisation fee | 1.2 | - | (0.7) | 0.5 |
| Finance lease creditor | (2.5) | 2.2 | (14.9) | (15.2) |
| Finance lease debtor | 15.6 | (3.0) | 2.4 | 15.0 |
| Loan notes | (0.9) | (3.8) | 0.9 | (3.8) |
| Derivative financial assets | - | - | 7.1 | 7.1 |
| Derivative financial liabilities | - | - | (0.5) | (0.5) |
| | (137.4) | (123.7) | (27.2) | (288.3) |
| Total net debt | (176.6) | 23.2 | (79.6) | (233.0) |

Non cash movements principally consist of movements arising on transition to IFRS and foreign exchange.

9. Post-retirement benefits

The QinetiQ Pension Scheme
In the UK the Group operates the QinetiQ Pension Scheme for the majority of its UK employees, a mixed benefit scheme with both Defined Benefit (DB) and Defined Contribution sections.

The most recent full actuarial valuation of the DB section was undertaken as at 31 March 2005 and resulted in an actuarially assessed deficit of £106.5m. On the basis of the 31 March 2005 full valuation the Trustees and the Company agreed that the 17.5% employer contribution rate would continue and in addition a further £10.0 million per annum cash payment would be paid monthly for 6 years from October 2005, subject to review at the next valuation, due in March 2008, to cover the past service deficit. Subsequently the Company agreed that part of the IPO proceeds would be used to prepay the balance of the first five years of

the additional funding and a £45m payment was made into the Scheme on 30 March 2006. The Company also made a further £45.3m payment into the Scheme on the same date following the receipt of the payment from MOD of the same value that was received in March 2006 in accordance with the indemnity given by MOD to the Company as part of the agreement dated 3 December 2002, whereby QinetiQ Group plc acquired QinetiQ Holdings Limited.

Other UK schemes
In the UK the Group operates a further three small defined benefit schemes, QinetiQ Prudential Platinum Scheme and schemes for the subsidiary companies ASAP Calibration Limited and Aurix Limited. The net pension deficits of these schemes at 31 March 2006 amounted to £0.3m (31 March 2005 £0.4m).

Set out below is a summary of the overall IAS 19 defined benefit pension schemes' liabilities. The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods, and thus inherently uncertain, were:

| | 2006 £m | 2005 £m |
|---|---|---|
| Equities | 551.1 | 361.6 |
| Corporate bonds | 85.2 | 44.4 |
| Government bonds | 74.8 | 45.7 |
| Cash | 4.9 | 2.4 |
| Total market value of assets | 716.0 | 454.1 |
| Present value of scheme liabilities | (884.4) | (617.2) |
| Retirement benefit obligation | (168.4) | (163.1) |
| MOD pension indemnity | - | 38.1 |
| Net pension liability before deferred tax | (168.4) | (125.0) |
| Deferred tax asset | 50.4 | 48.8 |
| Net pension liability | (118.0) | (76.2) |

Assumptions
The major assumptions (weighted to reflect individual scheme differences) were:

| | 2006 | 2005 |
|---|---|---|
| Rate of increase in salaries | 4.40% | 4.30% |
| Rate of increase in pensions in payment | 2.90% | 2.90% |
| Rate of increase in pensions in deferment | 2.90% | 2.80% |
| Discount rate applied to scheme liabilities | 4.90% | 5.40% |
| Inflation assumption | 2.90% | 2.80% |

Of the pension liability increase in the year to 31 March 2006, £25m relates to the application of the latest mortality rates which resulted from a weighted average increase of 1 year in the life expectancy of pre-retirement defined benefit scheme members, as summarised below:

| | 2006 | 2005 |
|---|---|---|
| Mortality assumption in years | | |
| Future male pensioners | 86 | 85 |
| Future female pensioners | 89 | 88 |

Scheme assets
Expected long term rates of return on scheme assets (weighted to reflect individual scheme differences) were:

| | 2006 | 2005 |
|---|---|---|
| Equities | 7.70% | 7.70% |
| Corporate bonds | 4.70% | 5.00% |

| | 2006 | 2005 |
|---|---|---|
| Government bonds | 4.10% | 4.70% |
| Cash | 4.50% | 4.20% |
| Weighted average | 6.90% | 7.00% |

| | 2006 £m | 2005 £m |
|---|---|---|
| Changes to the fair value of scheme assets: | | |
| Opening fair value of scheme assets | 454.1 | 379.4 |
| New schemes acquired in the year | - | 1.3 |
| Expected return on assets | 34.1 | 27.7 |
| Actuarial gains on scheme assets | 85.8 | 12.0 |
| Contributions by the employer | 149.2 | 37.8 |
| Contributions by plan participants | 4.6 | 3.0 |
| Net benefits paid out | (11.8) | (7.1) |
| Closing fair value of scheme assets | 716.0 | 454.1 |

| | 2006 £m | 2005 £m |
|---|---|---|
| Changes to the present value of the defined benefit obligation: | | |
| Opening defined benefit obligation | 617.2 | 525.3 |
| New schemes acquired in the year | - | 1.7 |
| Current service cost | 40.1 | 41.7 |
| Interest cost | 34.4 | 30.0 |
| Contributions by plan participants | 4.6 | 3.0 |
| Actuarial losses on scheme liabilities | 193.5 | 21.9 |
| Net benefits paid out | (11.8) | (7.2) |
| Curtailments | 6.4 | 0.8 |
| Closing defined benefit obligation | 884.4 | 617.2 |

| | 2006 £m | 2005 £m |
|---|---|---|
| Pension costs charged to the income statement: | | |
| Current service cost | 40.1 | 41.7 |
| Interest cost | 34.4 | 30.0 |
| Expected return on plan assets | (34.1) | (27.7) |
| Curtailment cost | - | 0.8 |
| Total expense recognised in the income statement (gross of deferred tax) | 40.4 | 44.8 |

| | 2006 £m | 2005 £m |
|---|---|---|
| History of scheme experience gains and losses | | |
| Experience gains on scheme assets | 85.8 | 12.0 |
| Experience losses on scheme liabilities | (193.5) | (21.9) |

10. Initial Public Offering

On 15 February 2006 the Group listed on the London Stock Exchange. The transactions relating to the Group's IPO are analysed below;

| | 2006 £m |
|---|---|
| Proceeds received on IPO: | |
| Gross proceeds | 150.0 |
| Costs paid in year | (13.8) |

| | |
|---|---|
| Net proceeds received in year | 136.2 |
| Accrued costs | (3.5) |
| Net proceeds | 132.7 |

In addition to the cash costs noted above the Company gifted £500 worth of free shares to all employees at the date of the IPO. The value of these shares at the admission price of £2.00 per share amounts to £5.2m.

The total costs of the IPO, inclusive of the value of the gift of shares, have been charged to the income statement or the share premium account as follows:

| | 2006 £m |
|---|---|
| Income statement | (8.9) |
| Share premium account | (13.6) |
| Total costs | (22.5) |

| | |
|---|---|
| Income statement income/(costs) before corporation tax; | |
| Employee shares (including associated tax costs) | (6.8) |
| Other IPO costs | (2.1) |
| IPO costs | (8.9) |
| Release of remaining discount on MOD indemnity triggered by IPO | 4.7 |
| Net IPO related items | (4.2) |

As part of the agreement dated 3 December 2002 whereby QinetiQ Group plc acquired QinetiQ Holdings Limited, the MOD gave an indemnity to the Company to pay to the Company on the earlier of a flotation, sale or winding up and 28 February 2008, an amount up to £45m dependent on the size of the deficit on the QinetiQ Pension Scheme. At 31 March 2005 the amount included in the balance sheet of £38.1m represented the discounted amount payable based on the longest date to maturity being 28 February 2008. The IPO represented a trigger event for the payment of the indemnity which resulted in the remaining balance of the discount on the carrying value of the indemnity at the date of the IPO of £4.7m being released and classified as finance income in the year (see note 3).

The net proceeds received from the IPO as at 31 March 2006 have been applied as follows:

| | £m |
|---|---|
| Contribution to defined benefit pension scheme (see note 9) | 45.0 |
| Reduction in net debt | 91.2 |
| Net proceeds | 136.2 |

GLOSSARY

| | | |
|---|---|---|
| AGM | - | Annual General Meeting |
| Backlog | - | The expected future value of turnover from contractually-committed customer orders |
| Bps | - | Basis points |
| Book to bill ratio | - | Ratio of orders in year to turnover in year |
| CATS | - | Combined Aerial Target Service |
| D&T | - | QinetiQ's Defence & Technology Sector |
| DARPA | - | US Defence Advanced Research Project Agency |
| DDA | - | Defence Diversification Agency |
| DHS | - | US Department of Homeland Security |
| DoD | - | US Department of Defense |
| DRA | - | Defence Research Agency, a QinetiQ predecessor organisation |
| DTI | - | Department of Trade and Industry |
| DTR | - | MOD's Defence Training Rationalisation Programme |

| | | |
|---|---|---|
| ESA | - | European Space Agency |
| EU | - | European Union |
| FCS | - | Future Combat System |
| Free cashflow | - | Net cash flow from operating activities less the net cash flow from the purchase of intangible assets and the purchase and sale of plant property and equipment |
| FRES | - | Future Rapid Effect System |
| GPS | - | Global Positioning System |
| IAS | - | International Accounting Standard |
| IFRS | - | International Financial Reporting Standard |
| IP | - | Intellectual Property |
| IPO | - | Initial Public Offering |
| LCD | - | Liquid Crystal Display |
| LSE | - | London Stock Exchange |
| LTPA | - | Long Term Partnering Agreement - 25 year contract established in 2003 to manage the MOD's test and evaluation ranges |
| m | - | Million |
| MOD | - | Ministry of Defence |
| Non-recurring items and acquisition amortisation | - | IPO costs, restructuring costs, disposals of property, plant and equipment, amortisation of intangible arising from acquisitions and impairment of goodwill and current assets (2005 only) |
| OSEC | - | Ocean Systems Engineering Corporation |
| QNA | - | QinetiQ North America |
| R&D | - | Research and development |
| S&DU | - | QinetiQ's Security & Dual Use Sector |
| SETA | - | Systems Engineering and Technology Assistance |
| UK GAAP | - | UK Generally Accepted Accounting Principles |
| Underlying operating margin | - | Underlying Operating Profit expressed as a percentage of Turnover |
| Underlying Operating Profit | - | Earnings before interest, tax and sale of investment in equity accounted associate in 2005 (excluding IPO costs, restructuring costs, property, plant and equipment disposals and amortisation of intangibles arising on acquisitions) |
| Underlying operating cash conversion | - | The ratio of net cash flow from operations, (excluding cash spend on restructuring items), less cash outflows on the purchase of intangible assets and property, plant and equipment to underlying operating profit, and before additional pension contributions |
| Underlying profit before tax | - | Profit before tax excluding IPO costs, restructuring costs, property, plant and equipment disposals, sale of interest in equity accounted associate, amortisation of intangible assets arising from acquisitions and impairment of goodwill and current asset investments and including 2005 preference share dividend |
| Underlying effective tax rate | - | The tax charge for the year excluding the tax impact of non-recurring items expressed as a percentage of underlying profit before tax |

Package: 'Laserform'
by Laserform International Ltd.

*Please complete in typescript, or in bold black capitals.*

CHFP025


SEC MAIL
RECEIVED
JUL 2 6 2006
WASH, D.C.
150

# 88(2)

**Return of Allotment of Shares**

**Company Number** 4586941

**Company name in full** QINETIQ GROUP PLC

## Shares allotted (including bonus shares):

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | From: Day | Month | Year | To: Day | Month | Year |
|---|---|---|---|---|---|---|
| | 15 | 02 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 2,573,224 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | ZERO | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

**When you have completed and signed the form please send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

## ...and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: HILL SAMUEL ESOP TRUSTEES LIMITED<br>Address: 25 GRESHAM STREET, LONDON<br>UK Postcode: E C 2 V 7 H N | ORDINARY | 2,169,250 |
| Name: HILL SAMUEL OFFSHORE TRUST COMPANY LIMITED<br>Address: PO BOX 63, 7 BOND STREET, ST HELIER, JERSEY<br>UK Postcode: J E 4 8 P H | ORDINARY | 403,974 |
| Name:<br>Address:<br>UK Postcode: | | |
| Name:<br>Address:<br>UK Postcode: | | |
| Name:<br>Address:<br>UK Postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date

A ~~director~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange